Exhibit 12

CENTERPOINT ENERGY HOUSTON ELECTRIC, LLC AND SUBSIDIARIES
(AN INDIRECT WHOLLY OWNED SUBSIDIARY OF CENTERPOINT ENERGY, INC.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Nine Months Ended September 30,
	2009 (1)	2010 (1)

Net Income	$187	$182
Income taxes	88	104
Capitalized interest	(3)	(1)
	272	285

Fixed charges, as defined:

Interest	216	219
Capitalized interest	3	1
Total fixed charges	219	220

Earnings, as defined	$491	$505

Ratio of earnings to fixed charges	2.24	2.30

(1)
Excluded from the computation of fixed charges for the nine months ended September 30, 2009 and 2010 is interest income of $1 million and interest expense of $6 million, respectively, which is included in income tax expense.